EXHIBIT 3.3

                             AMENDMENT TO BY-LAWS OF
                           RELIV' INTERNATIONAL, INC.

     The following amendment to the By-Laws of Reliv' International, Inc., a Delaware corporation, was adopted by action by the Board of Directors of the Corporation on March 22, 2001:

     Article III, Section 1 of the By-Laws of the Corporation was amended to read as follows:

          SECTION 1. NUMBER AND TERM. --The number of directors shall consist of not less than five (5) nor more than fifteen (15) persons. The exact number of directors, within the minimum and maximum limitations specified in the preceding sentence, shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. Each director shall be elected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.


Dated: March 22, 2001